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                               A/P I DEPOSIT CORPORATION
                                 400 West Main Street
                                      Suite 338
                                  Babylon, NY 11702


                                      December 18, 2002


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

            Re:  Rule 477 Letter of Withdrawal - A/P I Deposit Corporation
                 ---------------------------------------------------------

Dear Sir or Madam:

       Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request to withdraw Registration Statement on Form S-3, file no. 333-76580. No securities were sold in connection with Registration Statement on Form S-3, file no. 333-76580.

       The Registration Statement on Form S-3, file no. 333-76580, was filed in connection with a contractual obligation of A/P I Deposit Corporation regarding certain outstanding privately-held securities of A/P I Deposit Corporation, which contractual obligation has since expired. We have no further business purpose for the Registration Statement on Form S-3, file no. 333-76580, and therefore respectfully request your consent to the withdrawal of such filing.

       Thank you very much.

                                  Truly yours,

                                  A/P I Deposit Corporation


                                  By:  /s/ Andrew L. Stidd
                                     ----------------------------
                                  Andrew L. Stidd
                                  President, Treasurer, Assistant
                                    Secretary and Director